Exhibit 8

                          September 17, 1997

MainStreet BankGroup Incorporated
200 East Church Street
Martinsville, Virginia  24112

Commerce Bank Corporation
9658 Baltimore Avenue, First Floor
College Park, Maryland  20740

     Re: Federal Income Tax Consequences of certain transactions proposed in that certain Agreement and Plan of Share Exchange dated July 3, 1997 between MainStreet BankGroup Incorporated and Commerce Bank Corporation

Ladies and Gentlemen:

We have acted as counsel to MainStreet BankGroup Incorporated ("MainStreet") in connection with that certain Agreement and Plan of Share Exchange dated July 3, 1997 (the "Share Exchange Agreement") between MainStreet and Commerce Bank Corporation ("Commerce"). You have requested our opinion as to certain federal income tax consequences of the proposed exchange of shares of MainStreet common stock for shares of Commerce common stock (the "Share Exchange") pursuant to the Share
Exchange Agreement and the proposed exchange, as of the closing of the Share Exchange, of shares of MainStreet common stock for all of Commerce's issued and outstanding preferred stock, common stock warrants and preferred stock warrants pursuant to agreements with the holders thereof, which agreements are a condition precedent to the consummation of the Share Exchange. The exchange of the Commerce preferred stock, common stock warrants and preferred stock warrants are sometimes hereinafter referred to collectively with the Share
Exchange as the "Transaction." Our opinion is given pursuant to Article VI, Paragraph (M) of the Share Exchange Agreement.


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FACTS

Pursuant to the Share Exchange Agreement, all outstanding shares of Commerce common stock (excluding shares held by Commerce, MainStreet or any subsidiary of MainStreet and excluding shares held by shareholders who perfect their dissenter's rights with respect to such shares) shall be exchanged for that number of shares of MainStreet common stock having a fair market value equal to $52, the "Negotiated Price" per share of Commerce common stock. The number of shares of MainStreet common stock to be exchanged for a share of Commerce common stock (the "Exchange Ratio") shall be determined by dividing the Negotiated Price per share of Commerce common stock by the average of the bid/asked price per share for MainStreet common stock as reported on the NASDAQ/NMS for each of the 20 trading days preceding the later to occur of (i) the shareholder approvals contemplated by the Share Exchange Agreement and (ii) the financial institution regulatory approvals (but not the statutory waiting periods) contemplated by the Share Exchange Agreement (the "Average MainStreet Share Price"). The Exchange Ratio, however, generally will not be less than
2.059 or greater than 2.506. If a Commerce common stock shareholder otherwise would be entitled to receive a fractional share of MainStreet common stock in the Share Exchange, MainStreet will pay cash in lieu of issuing any fractional share. After the Share Exchange, Commerce will continue its existing business and operations as a subsidiary of MainStreet.

As a condition precedent to the consummation of the Share Exchange, each holder of Commerce preferred stock shall have entered into a written agreement with Commerce, for the benefit of MainStreet, to "redeem" as of the closing of the Share Exchange all of its shares of Commerce preferred stock in return for that number of shares of MainStreet common stock to which it would have been entitled under the Share Exchange Agreement if the preferred stock shareholder had first converted such shares of Commerce preferred stock into Commerce common stock immediately prior to the effective date of the Share Exchange and each holder of a Commerce common or preferred stock warrant (excepting only those warrants specified in the Share Exchange Agreement) shall have entered into a written agreement with Commerce, for the benefit of MainStreet, to "redeem" as of the closing of the Share Exchange such warrant in return for that number of shares of MainStreet common stock equal to the quotient obtained by dividing $31 (the Negotiated
Price per share of Commerce common stock minus the exercise price of the warrant) by the Average MainStreet Share Price (such quotient being referred to as the "Warrant Redemption Ratio"). The Warrant Redemption Ratio, however, generally will not be less than 1.228 or greater than
1.494. If a Commerce preferred stock shareholder or warrant holder otherwise would be entitled to receive a fractional share of MainStreet common stock in the exchange, MainStreet will pay cash in lieu of issuing any fractional share.

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Although the acquisition of the preferred stock and warrants is described as a "redemption" of the preferred stock and warrants by Commerce in the Share Exchange Agreement, the acquisition of such preferred stock and warrants is, in substance, an exchange by MainStreet of solely MainStreet common stock for Commerce's issued and outstanding preferred stock and warrants. The consideration received by preferred stock shareholders and warrant holders in the Transaction is MainStreet common stock which are assets owned by MainStreet, not Commerce. We have assumed for purposes of this opinion, that the Transaction as it relates to Commerce preferred stock and warrants will be treated for federal income tax purposes as an exchange of the preferred stock and warrants for solely MainStreet common stock as part of or pursuant to a plan of reorganization.

Shares of Commerce preferred stock and Commerce warrants shall be placed in escrow pursuant to the written agreements described above solely for the purpose of effectuating the exchange of such preferred stock and/or warrants. The owners of such preferred stock or warrants shall remain the beneficial owners of such preferred stock or warrants until the effective date of the Share Exchange and such preferred stock or warrants shall remain in full force and effect and shall be returned to the owners thereof in the event that the Share Exchange is not consummated.

In connection with this opinion, we have examined (i) the Share Exchange Agreement, (ii) the Form S-4 Registration Statement of MainStreet dated September 17, 1997 (the "Registration Statement"), and (iii) such other documents as we have deemed necessary (items (i), (ii), and (iii) are sometimes hereinafter referred to collectively as the "Share Exchange Documents"). With respect to the various factual matters material to our opinions, we have relied upon certificates of MainStreet and Commerce (the "Certificates"). We have assumed the correctness of the factual matters contained in such reliance sources and have made no independent investigation for the purpose of confirming that such factual matters are correct.

We have assumed (i) the genuineness of all signatures on the Share Exchange Documents, (ii) the due authorization, execution, and delivery of all documents and validity and binding effect thereof,
(iii) the authenticity of all documents submitted to us as originals,
(iv) the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals from which the copies were made, and (v) the legal capacity of natural persons.


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REPRESENTATIONS

The following representations have been made to us by MainStreet and Commerce, respectively, in the Certificates upon which we have been authorized to rely in rendering the opinions set forth herein:

A. The fair market value of the MainStreet common stock to be received by a shareholder of Commerce common stock will be, from the perspective of the transferee, approximately equal to the fair market value of the Commerce common stock surrendered by such shareholder in exchange therefor. The fair market value of the MainStreet common stock to be received by a shareholder of Commerce preferred stock will be, from the perspective of the transferee, approximately equal to the fair market value of the Commerce preferred stock surrendered in exchange therefor.

B. There is no plan or intention on the part of any shareholders of Commerce stock to sell, exchange or otherwise dispose of a number of the shares of MainStreet common stock received by them in the Transaction that would reduce such shareholders' ownership of MainStreet common stock to a number of shares having a fair market value, as of the effective date of the Share Exchange, of less than fifty percent (50%) of the fair market value of all of the formerly outstanding shares of Commerce common stock and Commerce perferred stock as of that date. For purposes of this representation, shares of any Commerce common stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of MainStreet common stock will be treated as outstanding Commerce common stock on the effective date of the Share Exchange. Moreover, shares of Commerce stock and shares of MainStreet common stock held by Commerce shareholders and otherwise sold, redeemed, or disposed of before or after the Share Exchange will be considered in making this representation.

C. MainStreet has no plan or intention to reacquire any of its common stock (or to make any extraordinary distribution with respect to such stock) issued in the Transaction.

D. MainStreet has no plan or intention to sell or otherwise dispose of any of the assets of Commerce acquired in the Transaction except for dispositions made in the ordinary course of business.

E. MainStreet has no plan or intention to liquidate Commerce, to merge Commerce into another corporation, to sell or otherwise dispose of any of the stock of Commerce or to cause Commerce to issue additional shares of any of its stock that would result in MainStreet losing control of Commerce within the meaning of Section 368(c) of the Internal Revenue
Code of 1986, as amended (the "Code").

F. Upon the consummation of the Share Exchange and the other parts of the Transaction, Commerce will not have outstanding any warrants, options, convertible securities or any other type of rights pursuant to which any person could acquire any Commerce stock that, if exercised or converted, would affect MainStreet's acquisition or retention of control of Commerce as defined in Section 368(c) of the Code.

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G.     MainStreet does not presently own, nor has it ever owned, directly or indirectly, any of the stock of Commerce.

H. There is no intercompany indebtedness of MainStreet or Commerce that was issued, acquired or will be settled at a discount as a result of the Transaction.

I. The sole consideration to be issued by MainStreet in the Share Exchange and the other parts of the Transaction will be shares of its voting common stock. Further, no liabilities of Commerce or its shareholders or warrantholders will be assumed by MainStreet, nor will any of the Commerce stock or warrants acquired be subject to any liabilities.

J. Commerce will pay its dissenting shareholders the value of their stock out of its own funds. No funds will be supplied for that purpose, directly or indirectly, by MainStreet nor will MainStreet directly or indirectly reimburse Commerce for any payments to dissenters.

K. The payment of cash in lieu of fractional shares of MainStreet common stock in the Transaction is solely for the purpose of avoiding the expense and inconvenience to MainStreet of issuing fractional shares and does not represent separately bargained for consideration.

L. Following the consummation of the Share Exchange, Commerce will continue its historic business or continue to use a significant portion of its historic business assets in a business.

M. At the effective date of the Share Exchange, the fair market value of the assets of Commerce will exceed the sum of its liabilities, including any liabilities to which its assets are subject.

N. Commerce is not under the jurisdiction of a court in a case under Title 11 of the United States Code, as amended, or a similar case within the meaning of Section 368(a)(3)(A) of the Code.

O. No two parties to the Share Exchange or any of the other parts of the Transaction are investment companies as defined in Section 368(a)(2)
(F)(iii) and (iv) of the Code.

P. Each party to the Share Exchange and the other parts of the Transaction will pay their own expenses, if any, incurred in connection with the Share Exchange and the other parts of the Transaction.

Q. None of the shares of MainStreet common stock received by any shareholder-employee of Commerce pursuant to the Transaction are or will be consideration for services rendered and will not be separate consideration for, or allocable to, any employment agreement or relationship. None of the consideration received by a shareholder-employee of Commerce will be separate consideration for, or allocable to, any of such shareholder-employee's Commerce stock or warrants. Any compensation paid to any stockholder-employee of Commerce will be for services actually rendered and will be commensurate with the amounts paid to third parties bargaining at arm's length for similar services.


                                II-17
OPINION

Based on the foregoing and subject to the limitations and qualifications set forth herein, we are of the opinion that, for federal income tax purposes:

1. The proposed exchange by MainStreet of solely shares of MainStreet common stock for at least eighty percent (80%) of the outstanding Commerce common stock and at least eighty percent (80%) of the outstanding Commerce preferred stock will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, and MainStreet and Commerce will each qualify as a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by MainStreet on the receipt of Commerce common stock and Commerce preferred stock solely in exchange for MainStreet common stock.

3. No gain or loss will be recognized by the Commerce common stock shareholders or the Commerce preferred stock shareholders on the receipt of MainStreet common stock solely in exchange for their Commerce common or preferred stock.

4. The tax basis of the shares of MainStreet common stock to be received by Commerce shareholders in the Transaction in exchange for their Commerce common or preferred stock will be the same as the basis of the Commerce common or preferred stock surrendered in exchange therefor.

5. The holding period under Section 1223 of the Code for the shares of MainStreet common stock to be received by Commerce shareholders in the Transaction will include the holding period for the shares of Commerce common or preferred stock surrendered in exchange therefor, provided that the Commerce common or preferred stock shareholder held such stock as a capital asset on the date of the Share Exchange.

6. The tax basis of the Commerce common and preferred stock to be received by MainStreet in the Transaction will be the same as the basis of such stock in the hands of Commerce shareholders immediately prior to the exchange.

7. The holding period under Section 1223 of the Code of the Commerce common and preferred stock to be received by MainStreet in the Transaction will include the period during which such common or preferred stock was held by the Commerce shareholders.

8. Any dissenting shareholder of Commerce common stock who receives solely cash in exchange for shares of Commerce common stock will be treated as receiving a distribution in redemption of such stock subject to the provisions and limitations of Section 302 of the Code.


                                II-18
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9.     Any shareholder of Commerce stock who receives cash in
lieu of a fractional share interest shall be treated as receiving a payment in redemption of such fractional interest subject to the provisions and limitations of Section 302 of the Code. Gain or loss will be realized and recognized to such shareholder measured by the difference between the redemption price and the portion of the shareholders' basis in Commerce stock allocable to such fractional share interest.

10. The exchange of the Commerce common stock warrants and the Commerce preferred stock warrants for MainStreet common stock will be a taxable transaction. Gain or loss will be recognized by Commerce common stock warrant holders and Commerce preferred stock warrant holders as a result of the exchange of such warrants in return for common stock of MainStreet and cash in lieu of fractional shares.

In rendering our opinion, we have considered the applicable provision of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal
Revenue Service, and other authorities as we have considered relevant.
Our opinion is limited to the federal income tax law of the United States and is expressed as of the date hereof. No opinion is expressed concerning the treatment of the Share Exchange and the other parts of the Transaction under other provisions of the Code or under foreign, state or local law. This opinion is not binding upon the Internal Revenue Service, any tax authority or any court. No assurance can be given that a position contrary to that expressed herein will not be asserted by the Internal Revenue Service or any other tax authority. Our opinions are limited to the matters expressly stated; no opinion is implied or may be inferred beyond such matters.

Our opinion expressed herein is made in connection with the Share Exchange and the other parts of the Transaction and is solely for the benefit of MainStreet, Commerce and Commerce's shareholders and warrant holders. Because tax consequences can vary among shareholders and warrant holders due to each party's unique circumstances, each Commerce shareholder and warrant holder should consult such shareholder's or warrant holder's own tax advisor for assurance as to the particular tax consequences of the Share Exchange and the other parts of the Transaction. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, which has been filed by MainStreet with the Securities and Exchange Commission, and to the reference to our firm under the caption "Certain Federal Income Tax Consequences." This opinion may not, without our prior written consent, be otherwise distributed or relied upon by any other person, filed with any other government agency or quoted in any other document.

This opinion is issued upon the condition and understanding that the opinions expressed herein will be updated prior to the consummation of the Share Exchange and that this letter will be superseded by such updated opinions and this letter will be rendered null and void thereby.


                                  Very truly yours,

                                  FLIPPIN, DENSMORE, MORSE,
                                  RUTHERFORD & JESSEE


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